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May 30, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella
Yong Kim
Claudia Rios
Liz Packebusch

Re:	WaterBridge Infrastructure LLC
Response to Letter dated May 15, 2025
Draft Registration Statement on Form S-1
Submitted April 18, 2025
CIK No. 0002064947

To the addressees set forth above:

On behalf of our client, WaterBridge Infrastructure LLC (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 15, 2025 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted with the Commission by the Company on April 18, 2025 (“Submission No. 1”). Concurrently with the submission of this letter, the Company has confidentially submitted Confidential Draft Submission No. 2 to the Draft Registration Statement on Form S-1 (“Submission No. 2” or the “Registration Statement”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. All references to page numbers and captions correspond to Submission No. 2 unless otherwise indicated. Capitalized terms used but not defined herein have the meanings assigned to them in Submission No. 2.

Draft Registration Statement on Form S-1 submitted April 18, 2025

Basis of Presentation, page ii

1.
We note your disclosure that NDB Midstream and WBEF were not under common control for the periods presented and NDB Midstream is the accounting acquirer in the WaterBridge Combination. We also note disclosure on page 1 that WBEF and NDB Operating, are deemed your predecessors for accounting purposes. Please address the following comments:

Response: The Company acknowledges the Staff’s comment and respectfully submits the below discussion surrounding each of the following comments:

May 30, 2025 Page 2

•
Please clarify the relationship between NDB Midstream and NDB Operating and tell us your ownership interest in each entity.

NDB Midstream LLC (“NDB Midstream”) indirectly owns 100% of the equity interests in WaterBridge NDB Operating LLC (“NDB Operating”) through NDB’s direct ownership of a 100% equity interest of NDB Intermediate Holdings LLC (“NDB Intermediate”), which directly owns a 100% equity interest in NDB Operating. Currently, and prior to giving effect to the WaterBridge Combination, WPX Energy Permian (“WPX”) owns a 30% equity interest in NDB Midstream and governed by funds affiliated with Five Point Infrastructure LLC (formerly Five Point Energy LLC) (“Five Point”) collectively own approximately 70% equity interest in NDB Midstream. For additional clarification, each of NDB Midstream and NDB Intermediate is solely a holding company with no material operations, liabilities or assets other than (a) with respect to NDB Midstream, its 100% equity interest in NDB Intermediate, and (b) with respect to NDB Intermediate, its 100% equity interest in NDB Operating. In connection with the WaterBridge Combination, each of WPX and Five Point will contribute all of their respective interests in NDB Midstream to OpCo, following which OpCo will indirectly own 100% of the equity interests in each of NDB Midstream and NDB Operating.

•
Tell us why you state here that NDB Midstream is the accounting acquirer, but state that NDB Operating is the accounting acquirer in the pro forma financial statements on page F-9.

The Company has updated the pro forma financial statements on page F-10 of Submission No. 2 to reflect that NDB Operating is the accounting predecessor and to describe the relationship between NDB Operating and NDB Midstream. NDB Midstream is the accounting acquirer in the WaterBridge Combination; however, for purposes of the financial statements included in the Registration Statement, the Company’s accounting predecessor is NDB Operating. While NDB Midstream is being contributed to OpCo in the WaterBridge Combination and is the accounting acquirer, as discussed above, NDB Midstream does not have any material operations, assets or liabilities other than with respect to its indirect 100% equity interest in NDB Operating. Therefore, the Company does not believe any meaningful information has been omitted from the Registration Statement by providing NDB Operating’s historical financial statements instead of NDB Midstream’s historical financial statements. Please refer to the additional discussion and analysis below, and in the response to Comment 16, as they relate to the Company’s dual predecessor presentation and determination of the Company’s accounting acquirer.

•
In regard to common control of NDB Midstream and WBEF, provide us with your analysis as to why such entities are not under common control. Present any factors you considered beyond equity ownership, and the weight given to such factors.

The Company acknowledges the Staff’s comment and respectfully submits the following discussion and analysis of common control as it relates to NDB Midstream and WaterBridge Equity Finance (“WBEF”). NDB Midstream and WBEF are two separate private equity portfolio companies that are majority-owned by various funds of Five Point Infrastructure LLC (“Five Point Funds”). However, there is no cross-ownership in NDB Midstream and WBEF by subsidiaries of the Five Point Funds. Each Five Point Fund is directed by a separate general partner (i.e., each general partner is a separate legal entity, but each such general partner is an affiliate of Five Point Infrastructure LLC). Under the limited partnership agreement (“LPA”) of each fund, the management, control and operations of the Five Point Funds is vested exclusively with the general partner. The general partner may delegate to the Manager all of

May 30, 2025 Page 3

the power and authority of the general partner under the applicable LPA, provided that the ultimate management and conduct of activities of the applicable Five Point Fund remains the sole responsibility of the general partner. For the purposes of this discussion, Five Point Energy Infrastructure LLC is referred to as the “Manager” and, as of the date hereof, all of the applicable general partners have delegated to Five Point Infrastructure LLC the power and authority to manage the applicable Five Point Funds. The Manager acts in accordance with the instructions and directions of the applicable general partner, and the Manager’s engagement terminates if the applicable general partner is removed as general partner of the related Five Point Fund. The general partner has the sole authority to withdraw from the Manager any of the power and authority previously delegated to the Manager by such general partner. There are no entities (including the Manager) between the Five Point Funds and the reporting entities that have common ownership in both NDB Midstream and WBEF. While common control is not a defined term under ASC 810 – Consolidation (“ASC 810”), the Company refers the Staff to FASB ASU 2015-02 paragraph BC69, which clarifies that entities under common control include subsidiaries controlled, directly or indirectly, by a common parent, or a subsidiary and its parent, for purposes of evaluating the criteria for consolidation (and specifically when determining whether a group of related parties is under common control). Common control may be established in various ways, but in this particular fact pattern and given the existing organizational structure of NDB Midstream, WBEF and their related Five Point Funds, the Company has determined that NDB Midstream and WBEF are not under common control by analyzing whether: (a) the general partners have characteristics of a controlling financial interest in Five Point Funds, and a single entity or individual has characteristics of a controlling financial interest in the general partners and (b) a single Five Point Fund has characteristics of a controlling financial interest in both NDB Midstream and WBEF. The Company performed a bottom-up approach to identify variable interest entities (“VIEs”) and then assessed whether any entity has a controlling financial interest. Please see the discussion and analysis below regarding the Company’s assessment.

(a) The Company assessed whether the general partners have characteristics of a controlling financial interest in their related Five Point Funds, and if a single entity or individual has characteristics of a controlling financial interest in the general partners. During its evaluation, the Company assessed the following:

•
First, the Company assessed whether each general partner has a variable interest in the applicable Five Point Fund. Under the approach outlined in ASC 810-10-25-22, the Company determined the primary risk of the Five Point Funds is the performance of the investment (i.e., the performance of the underlying entity or assets in which the Five Point Funds have invested) and that the purpose of each Five Point Fund, under its respective limited partnership agreement, is to invest in (and eventually dispose of) securities of other legal entities. Additionally, the Company assessed whether the applicable general partner is designed to absorb the variability in the applicable Five Point Fund, noting that each such general partner has a direct equity interest in its related Five Point Fund in amounts ranging from less than 1% to approximately 3.5%. The direct general partner interest in the related Five Point Fund provides the applicable general partner with an equity interest in the net assets of such Five Point Fund, exposing the general partner to the fluctuations of the fair value of the investments held by the applicable Five

May 30, 2025 Page 4

Point Fund. As such, the direct equity interest held by each of the general partners in its related Five Point Fund constitutes a variable interest. In addition to its direct equity interest, a general partner also holds a carried interest in its related Five Point Fund. Therefore, the Company considered ASC 810-10-55-37, noting the carried interest is commensurate with the level of services provided by the general partner and is consistent with customary industry terms. As each general partner with direct interest also holds a carried interest, the Company further evaluated under ASC 810-10-55-37(c) to determine if the carried interest would also be a variable interest. Variable interests held by a general partner must absorb a “more than insignificant amount” of a VIE’s expected losses or a “more than insignificant amount” of a VIE’s residual returns. Based on this guidance, the Company determined that the general partners do not absorb more than an insignificant amount of variability in the Five Point Funds. Therefore, the criteria in ASC 810-10-55-37(c) is not satisfied, and the carried interest is not considered a variable interest. The Company concluded the general partners hold a variable interest only through their direct equity interests.
•
As each general partner has a variable interest in its related Five Point Fund, the Company then assessed whether each Five Point Fund is a VIE based on ASC 810-10-15-14. The Company notes that, following the adoption of ASU 2015-02, generally, limited partnerships are VIEs unless the limited partners have substantive kick-out or participating rights under ASC 810-10-15-14(b)(ii). Under the limited partnership agreements of each Five Point Fund, the management, control and operations of such Five Point Fund is vested exclusively with its general partner. Further, the limited partners in each of the Five Point Funds do not have the ability to block or participate in any decisions made by the applicable general partner. Consequently, the limited partners do hold any participating rights and all decision-making authority rests with the applicable general partner. The Company also considered ASC 810-10-25-14A regarding substantive kick-out rights. The majority of the limited partnership agreements of the Five Point Funds provide the limited partners with kick-out rights with respect to the applicable general partner. However, following removal, the general partner is still entitled to receive distributions as if it had not been removed. The Company considers the general partner’s continued right to distributions to be a significant financial barrier to removal, as the applicable Five Point Fund is obligated to continue to pay its related general partner for services for which a replacement general partner would also have to be compensated. Therefore, the kick-out rights held by the limited partners of the Five Point Funds are non-substantive. Based on the limited partners’ lack of substantive participating and kick-out rights as described above, the Company concluded that each Five Point Fund should be considered a VIE.
•
Finally, the Company assessed under ASC 810-25-38 and 25-38A whether any of the general partners has characteristics of a controlling financial interest in its

May 30, 2025 Page 5

related Five Point Fund as the primary beneficiary. Because each general partner’s variable interest is not more than insignificant, the economic criteria is not satisfied, and no general partner has characteristics of a controlling financial interest in its related Five Point Fund.
•
Similarly, the Company assessed whether the Manager could have characteristics of a controlling financial interest in the related general partners. The Manager does not hold a direct variable interest in the general partners. However, the Manager may be deemed to have an indirect variable interest in the Five Point Funds as the related general partners are affiliated with the Manager. While the Manager controls the Five Point Funds through authority delegated to the Manager by the general partners, the general partners have a combined 1.51% and 1.75% indirect variable interest in NDB Midstream and WBEF, respectively. Therefore, any indirect equity interest is not more than insignificant, the economic criteria is not satisfied, and the Manager does not have characteristics of a controlling financial interest.

Based on the above analysis, none of the general partners of the Five Point Funds, the Manager, or any of the individual Five Point Funds has characteristics of a controlling financial interest and, as a result, the Five Point Funds are not deemed to be under common control.

(b) The Company also assessed whether a single Five Point Fund has a controlling financial interest in both NDB Midstream and WBEF. The Company notes that the Five Point Funds are investment companies within the scope of ASC 946, Financial Services – Investment Companies. ASC 810-10-15-12(d) provides a scope exception to the consolidation guidance in ASC 810 for investment companies; however, the Company looked to the consolidation guidance in ASC 810 by analogy in order to assess control. In its evaluation the Company considered the following.

•
The Company considered whether NDB Midstream or WBEF is a VIE by considering the criteria set forth in ASC 810-10-15-14(a)-(c).
•
With regard to NDB Midstream, the Company concluded that NDB Midstream is not a VIE based on the following: (1) the equity investments at risk in NDB Midstream are considered sufficient to finance its operations, (2) the holders of equity investments at risk in NDB Midstream have the characteristics of a controlling financial interest and (3) NDB Holdings LLC has a 70% economic interest in NDB Midstream through its ownership of 70% of the Class A units and has the ability to appoint 60% of the governing board of NDB Midstream (the “NDB Board”). NDB Midstream does not provide other services or outputs to NDB Holdings or any parent company of NDB Holdings. As such, NDB Midstream does not contain non-substantive voting rights. Based on this analysis, NDB Midstream is not a VIE under

May 30, 2025 Page 6

ASC 810-10-15-14 criteria and will be evaluated under a voting interest model.

The Company next completed consolidation analysis under a voting interest model in accordance with ASC 810-10-15-8. NDB Holdings, the immediate parent of NDB Midstream, has a controlling financial interest as well as the characteristics of a controlling financial interest in NDB Midstream. NDB Holdings controls the majority of the NDB Board seats and NDB Midstream holds 70% of the Class A units.

NDB Holdings LLC (“NDB Holdings”) is in turn controlled by WaterBridge NDB LLC (“WB NDB”), as WB NDB is the sole managing member of NDB Holdings and therefore makes all decisions relating to the business of NDB Holdings and holds an approximately 50% direct equity interest in NDB Holdings. WB NDB controls all significant decisions through its control of the governing body of NDB Holdings. This structure results in WB NDB having the characteristics of a financial controlling interest in NDB Holdings under a voting model, and WB NDB would also satisfy the control and economic criteria with respect to NDB Holdings under a VIE model. Therefore, WB NDB has a controlling financial interest in NDB Holdings. Furthermore, there are no other entities between WB NDB and the Five Point Funds.

The governing board of WB NDB (the “WB NDB Board”) is controlled by the Manager, which indirectly has the right to cause the Five Point Funds to designate three of five members of the WB NDB Board (no individual fund has the ability to designate the majority of the WB NDB Board seats). Therefore, WB NDB would be considered a VIE under ASC 810-10-15-14(b). Similarly, the Manager does not hold a direct variable interest in WB NDB but controls WB NDB through authority delegated to the Manager from the general partners of the applicable Five Point Funds. The Manager may be deemed to have an indirect variable interest in the Five Point Funds that are invested in WB NDB, as the related general partners are affiliated with the Manager and such general partners have an indirect variable interest in WB NDB. However, the indirect variable interest of the general partners is not more than insignificant and, therefore, would not satisfy the requisite economic criteria and neither the Manager nor the general partners would be deemed to have characteristics of a controlling financial interest in WB NDB. As a result no party has a controlling financial interest in WB NDB.

•
With regard to WBEF, the Company concluded that WBEF is a VIE, as the holders of the equity investments at risk, as a group, lack the characteristics of a controlling financial interest. The limited liability company agreement (the “WBEF LLCA”) establishes that the governing body of WBEF (the

May 30, 2025 Page 7

“WBEF Board”) controls the business and affairs of WBEF and therefore has the power to direct the activities that most significantly impact the economic performance of WBEF. Under the WBEF LLCA, the WBEF Board is composed of seven members, and acts of the Board require approval of a majority of the members of the WBEF Board (i.e., four of the seven WBEF Board members). Four of the seven members are appointed by the Manager (as delegated to the Manager by the applicable general partners). Therefore, the Manager, through its delegated authority, has control over the WBEF Board, and the holders of equity investments at risk do not have the ability to block decisions made by the WBEF Board members appointed by the Manager. The Manager does not hold a direct variable interest in WBEF but controls the WBEF Board through authority delegated by the general partners of the applicable Five Point Funds. Since the WBEF Board is not nominated by holders of equity investments at risk and the holders of equity investments at risk in WBEF do not have the power to direct the activities that are most significant to the entity, WBEF is considered a VIE. The Manager may be deemed to have an indirect variable interest in the Five Point Funds that are invested in WBEF, as such general partners are affiliated with the Manager and such general partners have an indirect variable interest in WBEF. However, the indirect variable interest of the general partners is not more than insignificant and therefore would not satisfy the economic criteria and neither the Manager nor the general partners would be deemed to have characteristics of a controlling financial interest in WBEF. Furthermore, since no other entity controls WBEF, including any of the Five Point Funds, no other entity will meet the power criteria and therefore have characteristics of a controlling financial interest.

Based on the outcomes described above, the Company concluded that NDB Midstream and WBEF are not under common control as (1) the general partners do not have characteristics of a controlling financial interest in the Five Point Funds, the Manager does not have characteristics of a controlling financial interest in the general partners and no individual Five Point Fund or entity has characteristics of cotrolling financial interest at either NDB Midstream or WBEF; (2) no individual Five Point Fund has characteristics of a controlling financial interest at both NDB Midstream and WBEF; and (3) no entity between the Five Point Funds and NDB Midstream or WBEF has direct or indirect common ownership with the applicable reporting entity.

•
Clarify how you concluded that WBEF and NDB Operating are deemed your predecessors for accounting purposes and how it relates to your disclosure here that NDB Midstream is the accounting acquirer of WBEF.

The Company respectfully acknowledges the Staff’s comment and provides the following clarification regarding its conclusion to present NDB Operating and WBEF as dual accounting predecessors. The Company’s analysis considers the guidance under U.S. GAAP, specifically

May 30, 2025 Page 8

ASC 805 – Business Combinations, which does not prescribe specific requirements for identifying predecessor entities, particularly in the context of an initial public offering. Instead, the determination is informed by the Commission’s interpretive guidance, including the principles outlined in SAB Topic 1.J and the Division of Corporation Finance Financial Reporting Manual (“FRM”), which emphasize the importance of providing financial information for all entities whose historical results are material to investors’ understanding of the registrant. For example, at the 2019 AICPA Conference on Current SEC and PCAOB Developments, staff of the Commission’s Division of Corporation Finance (“CorpFin”) discussed considerations in identifying a predecessor and outlined several non-exclusive factors to consider: (1) company formation and order of acquisition, (2) relative size of the entities, (3) fair values of the entities and (4) management structure. CorpFin staff also acknowledged there may be multiple predecessors depending on the structure of the transaction. Lastly, CorpFin staff highlighted that, in assessing a predecessor, the business description and other disclosures outside of the actual financial statements of a company would generally not address acquired entities under Rule 3-05 of Regulation S-X (“Rule 3-05”).

Accordingly, in reaching the conclusion to present NDB Operating and WBEF as dual accounting predecessors, the Company considered the following key factors:

▪
Date of Company Formation. WBEF was formed in 2019 but, through a series of internal legal reorganizations, currently holds operating subsidiaries with material operations dating to 2017. NDB Operating was formed in 2020 but has also undergone a series of internal legal reorganizations and, as a result, currently holds operating subsidiaries with material operations dating back to 2018. While the Company will qualify as an “emerging growth company” (an “EGC”) and presents two years of audited financial statements in the Registration Statement, each of WBEF and NDB Operating have material historical operations predating the earliest period presented in the Registration Statement, with WBEF having a moderately longer financial and operating history.
▪
Relative Size and Fair Value. For the year ended December 31, 2023, approximately 64%, 73% and 61% of the Company’s combined revenues, operating income and assets, respectively, are attributable to WBEF on a pro forma basis, representing a relatively larger contribution of the combined entity’s assets and operations as compared to NDB Operating. However, for the year ended December 31, 2024, approximately 51%, 49% and 54% of the Company’s combined revenues, operating income and assets were attributable to WBEF, reflecting a decrease in the contribution of WBEF to the combined company on a pro forma basis. While the WaterBridge Combination and the relative fair values of the entities have not been fully determined as of the date of this response letter, the Company expects that NDB Midstream will comprise a significantly larger fair value contribution in the WaterBridge Combination, multiples greater than WBEF.
▪
Management Structure. Both NDB Operating and WBEF are currently managed by a common executive management team that will remain in place following the WaterBridge Combination. This continuity in leadership supports the conclusion that both entities are part of an integrated business strategy and should be treated as dual predecessors from a financial reporting perspective.
▪
Marketing in the Registration Statement. As the WaterBridge Combination is expected to occur prior to the Corporate Reorganization transactions described in the

May 30, 2025 Page 9

Registration Statement and public investors are expected to purchase equity interests in the Company, which will own the assets and businesses of both WBEF and NDB Midstream at the time of the offering and will manage the businesses as a single enterprise following the WaterBridge Combination and the Corporate Reorganization, the Company has elected to present the business in the Registration Statement as a single combined business comprising dual predecessor entities instead of presenting one business as acquiring the other.

While the Company’s evaluation of the factors above results in mixed results between the two entities with respect to date of formation, relative size and fair value and common management, given the Company’s determination to present the business in the Registration Statement as a single combined business comprising the historical operations of both WBEF and NDB Operating, the Company concluded that both WBEF and NDB Operating should be presented as dual predecessors. The Company believes that this presentation is more representative of the post-offering operation of the combined business and is easier for potential investors in the Company to evaluate and assess the Company’s financial and operating history and potential and potential future performance. The Company believes this presentation is in accordance with SAB Topic 1.J and the Commission’s interpretive guidance in the FRM and ensures transparency and provides a comprehensive historical context for investors in the Registration Statement.

Additionally, we considered the alternative reporting conclusion where one entity is identified as the predecessor and the other entity is treated as an acquired company under Rule 3-05. For periods prior to the combination in 2025, this would result in presenting the same annual and interim financial statement periods. However, the identification of both entities as predecessor requires (1) discussion throughout the document (e.g. Management’s Discussion & Analysis of Financial Condition and Results of Operation (“MD&A”) and Business sections) of both entities, which would not otherwise be provided for an acquired entity under Rule 3-05, and (2) a PCAOB audit opinion be provided for both entities, rather an audit opinion prepared under U.S. generally accepted accounting principles. For the purposes of future periodic reporting on Forms 10-Q and 10-K under the Securities Exchange Act of 1934, the identification of both entities as predecessors would require inclusion of financial statements and MD&A discussion for both entities for pre-transaction periods, whereas such a discussion with respect to pre-acquisition periods for acquired entities under Rule 3-05 is generally not included on a pre-acquisition basis in either the applicable financial statements or MD&A. Therefore, the dual predecessor conclusion provides investors with better information upon which to base an investment decision.

As discussed further in our response to Comment 16 below, while NDB Midstream is being contributed in the WaterBridge Combination and is the accounting acquirer, it holds only an indirect interest in NDB Operating and has no other material operations, assets or liabilities. Therefore, the Company does not believe any meaningful information has been omitted from the Registration Statement by providing NDB Operating’s historical financial statements instead of NDB Midstream’s historical financial statements. As such, the Company concluded that NDB Midstream is the accounting acquirer and NDB Operating is the accounting predecessor of the Company.

Summary

Our Assets, page 3

2.
We note your disclosure regarding an open season, scheduled to have concluded on May 1, 2025,

May 30, 2025 Page 10

to solicit commitments from E&P companies to support your construction of a large diameter transportation pipeline, which you refer to as the “Speedway Pipeline,” that will extend across the northern Delaware Basin and connect Eddy and Lea counties to out-of-basin pore space in the Central Basin Platform owned by LandBridge. Please expand your disclosure to discuss the timing and anticipated cost of development of this asset.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is currently evaluating indications of interest received from potential E&P customers on the pipeline in order to finalize the Company’s development plans with respect to the construction of the pipeline, and that development of the pipeline will depend on future prospects for commercialization and market viability based in large part on those indications of interest. The Company will update the Registration Statement in a future submission or filing to discuss the timing and anticipated cost of developing the pipeline.

Competitive Strengths

Experienced Management Team that Pioneered Large-Scale Water Infrastructure Development

Proven Track Record of Prudent, High-Return Capital Allocation, page 12

3.
We note your disclosure in these sections. Please also include disclosure cautioning potential investors that the prior performance of entities or projects in which management has been involved is not indicative of your future performance.

Response: The Company acknowledges the Staff’s comment and notes that it has included cautionary language on pages 13 and 119 of Submission No. 2 to inform potential investors that, although the Company and members of its management team have been involved with multiple successful projects and companies in the past, such successes may not be replicated in the future and are subject to various risks.

Corporate Reorganization, page 15

4.
To facilitate an understanding of the nature of the transactions, please identify your corporate reorganization as an “Up-C” in your summary and elsewhere throughout your prospectus. Please also expand your summary disclosure to explain the business or strategic rationale for why this corporate structure was selected and discuss the significant material benefits to the parties involved.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on pages 3, 17, 111 and 143 of Submission No. 2 to include an explanation of the Company’s selection of the Up-C structure.

Organizational Structure, page 19

5.
Please update the corporate structure diagrams situated on pages 18 and 19 to include the ownership interests of the entities depicted. In addition, please update both diagrams to separately identify and present WaterBridge NDB Operating LLC and WaterBridge Equity Finance LLC.

Response: The Company acknowledges the Staff’s comment and notes that, under the heading titled “WaterBridge Combination” on pages 15 and 16 of Submission No. 2, the Company has provided a comprehensive explanation of the merger of NDB Operating with WaterBridge Midstream Operating LLC. As both of the corporate structure diagrams on pages 21 and 22 of Submission No. 2 reflect a simplified organizational structure following completion of the

May 30, 2025 Page 11

WaterBridge Combination, NDB Operating is not separately presented because it will have merged with WaterBridge Midstream Operating LLC, with WaterBridge Midstream Operating LLC remaining as the surviving entity. Additionally, in connection with and prior to the Offering, we expect that WBEF will merge with OpCo, with OpCo remaining as the surviving entity. We have revised the diagrams on pages 21 and 22 of Submission No. 2 to include WaterBridge Operating LLC. We further note that the final ownership interests of the entities depicted will not be determined until after the consummation of the WaterBridge Combination. The Company will update the corporate structure diagrams to include the ownership interests in a future submission or filing of the Registration Statement.

A loss of one or more significant customers could have a material adverse effect, page 40

6.
You disclose here that for the year ended December 31, 2024 two customers collectively represented 31% of your total water-related revenues; that each individually comprised 21% and 11% of your total accounts receivable, on a pro forma basis, as of December 31, 2024; and that they collectively represented 32% of your total accounts receivable at such date. To the extent you are substantially dependent on any agreements or arrangements with these customers, please describe the material terms of such agreements and arrangements and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K. If you believe you are not substantially dependent on the agreements, please provide us an analysis to explain your basis.

Response: The Company acknowledges the Staff’s comment and notes that it has carefully considered the requirements of Item 601(b)(10) of Regulation S-K as they relate to the agreements with these two customers. The Company respectfully advises that the revenues attributable to these customers as described in the Registration Statement are generated from multiple contracts with each of the referenced customers, and none of the contracts individually constitutes a “material contract” under Item 601(b)(10). Each of the contracts was entered into in the ordinary course of the Company’s business and, although the Company values its relationships with each of its top two customers, the Company has concluded that it does not believe it is “substantially dependent” upon any of the contracts with these customers and, therefore, such contracts are not “material contracts” required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10).

Item 601(b)(10) sets forth the parameters as to whether an agreement is a “material contract” required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(i) defines a “material contract” as follows:

•
Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.
•
In addition, Item 601(b)(10)(ii) provides that if a contract is one that ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless, among other things, it is a contract “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of [the] registrant’s products or services....”

Item 601 does not define the term “substantially dependent,” but Item 601(b)(10)(ii)(B) identifies two types of agreements that meet that test: (1) continuing contracts to sell the major part of the registrant’s products or services or to purchase the major part of the registrant’s requirements of

May 30, 2025 Page 12

goods, services or raw materials; and (2) any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.

•
Clause (2) of Item 601(b)(10)(ii)(B) of Regulation S-K is not applicable, as these agreements with our customers do not involve a franchise or license to use patents, formulas, trade secrets, processes or trade names on which the Company’s business depends to a material extent.
•
Clause (1) of Item 601(b)(10)(ii)(B) of Regulation S-K refers to a continuing contract under which the registrant either sells “the major part” of its products or services or purchases “the major part” of its goods, services or raw materials. The use of the descriptive phrase “the major part” rather than “a major part” or more expansive language similar to that used elsewhere in Regulation S-K suggests that the threshold for “substantially dependent” approaches, or is greater than, a majority standard.

Beyond clauses (1) and (2) of Item 601(b)(10)(ii)(B), a registrant may still be “substantially dependent” on a particular agreement. The Commission has not adopted a clear, bright-line test to define “substantially dependent” under Item 601(b)(10)(ii)(B), and the regulatory history of the adoption of Item 601(b)(10) provides additional support for a narrow reading of the filing requirement such that it only requires contracts the loss of which would jeopardize the future viability of the registrant or affect the fundamental nature or structure of its business as a whole.

The Company does not sell the “major part” of its products or services to either of these two customers. Additionally, given the overall number of the Company’s customers, the nature of its services and its ability to attract new customers to its infrastructure network, the Company believes that the loss of these agreements would not affect its future viability or require it to fundamentally alter the nature of its business. For these reasons and those discussed above, the Company does not believe that any of its agreements with these customers are required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.

Future sales of Class A shares, or the perception that such sales may occur, may depress our share price, page 51

7.
Please revise your risk factor to disclose the number of shares subject to the Registration Rights Agreement.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on pages 53 and 59 of Submission No. 2 to contemplate disclosure of the number of shares subject to the Registration Rights Agreement. The Company will update the disclosure to include the final number of shares in a future submission or filing of the Registration Statement.

Certain of our directors and officers may have significant duties with, and spend significant time serving, other entities, page 53

8.
Please revise this risk factor to discuss how much time each member of management expects to devote to the company.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on page 56 of Submission No. 2 accordingly.

May 30, 2025 Page 13

Our Operating Agreement will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum, page 57

9.
We note your disclosure that your Operating Agreement will provide that, unless you consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware, or, if the Superior Court of the State of Delaware does not have jurisdiction, the United States District Court for the District of Delaware, in each case, subject to that court having personal jurisdiction over the indispensable parties named defendants therein) will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any derivative action. We further note your disclosure that “Our Operating Agreement will also provide that, to the fullest extent permitted by applicable law, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction.” Please revise to clarify the applicability of your choice of forum provision(s) to Securities Act claims.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on pages 60 and 164 of Submission No. 2 accordingly.

Use of Proceeds, page 64

10.
You state here that you intend to use a portion of your offering proceeds to purchase, in full, the OpCo preferred equity interests held by the Legacy Preferred Holder; however, the introduction to your pro forma financial statements on page F-5 and the transaction accounting adjustments footnote on page F-10 indicate that a portion of the net proceeds will be used to pay a “distribution to preferred shareholders.” Please clarify or revise this discrepancy.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on pages F-5 and F-12 of Submission No. 2 accordingly.

11.
We note your disclosure that OpCo intends to use the remaining net proceeds from the offering to repay outstanding indebtedness of WaterBridge Operating and its subsidiaries. Please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that it will provide the requested disclosure in a future submission or filing of the Registration Statement.

Dividend Policy, page 65

12.
We note your disclosure that you intend to pay dividends on your Class A shares in amounts determined from time to time by your board of directors. We also note your disclosure on page 52 that your board of directors will take into account, amongst other things, your financial condition, results of operations, and cash flows from operations when declaring and paying dividends. You also disclose on page 82 that you expect your primary sources of liquidity to be cash flows from operating activities and, if required, proceeds from borrowings under your credit facilities. Finally, you state that you expect that your primary liquidity and capital requirements will be for your operating expenses, servicing of debt, the payment of dividends to your shareholders, if any, general company needs and investing in your business.

May 30, 2025 Page 14

Indicate the extent to which the operating cash flows for 2024 would have supported your capital requirements, capital expenditure plans, and dividend payments if you elected to declare a dividend for that period. To the extent there is a cash deficiency, quantify that amount and explain the extent to which your reliance on external funding would have increased to cover your cash requirements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, for the year ended December 31, 2024, NDB Operating and WBEF were separate and distinct companies, each with different growth rates and capital needs. However, primary liquidity, cash on hand, and organically generated operating cash flows for both companies were primarily used for operating expenses, debt service requirements, paying cash distributions to the Legacy Preferred Holder, general company purposes and capital investment.

We have included below a summary of the operating cash flows of each of NDB Operating and WBEF for the year ended December 31, 2024, as well as the aggregate operating cash flow of both entities on a combined basis for the period.

NDB Operating

Operating cash flows (“OCF”): $73.9 million

Cash flows used in investing activities (“OCI”): $323.6 million

OCF less OCI: $(249.7) million

Cash flows from financing activities: $250.2 million

The cash deficiency for NDB Operating was funded with an $575 million term loan issuance, with a portion of the proceeds used to pay a balance of approximately $302.5 million under NDB Operating’s revolving credit facility. As a result, OCF would not have been sufficient to support payment of a distribution for the period after giving effect to NDB Operating’s capital requirements.

WBEF

OCF: $65.2 million

OCI: $19.3 million

OCF less OCI: $45.9 million

WBEF had a positive net cash balance of approximately $12 million for the period, which would have been sufficient to support payment of a distribution after giving effect to WBEF’s capital requirements.

NDB Operating and WBEF (Combined)

OCF: $139.1 million

OCI: $342.9 million

OCF less OCI: $(203.8) million

On a combined basis, NDB Operating and WBEF would have had a cash deficiency of approximately $203.8 million for the period. As a result, OCF would not have been sufficient to support payment of a distribution for the period after giving effect to NDB Operating’s and WBEF’s capital requirements on a combined basis.

Capitalization, page 66

May 30, 2025 Page 15

13.
Please include a column for the Registrant, WaterBridge Infrastructure LLC (“WaterBridge”), in your capitalization table.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the capitalization table on page 70 of Submission No. 2 to include a column for WaterBridge.

Overview, page 69

14.
Please provide support for your belief that you operate the largest water infrastructure network in the United States.

Response: The Company acknowledges the Staff’s comment and notes that it is supplementally providing the Staff with publicly available information regarding both public and private water infrastructure companies with operations in the United States as support for the Company’s belief that it operates the largest produced water infrastructure network in the United States.

Security Ownership of Certain Beneficial Owners and Management, page 132

15.
Please revise your beneficial ownership table to disclose the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares held by WBR Aggregator, NDB Holdings, and Devon Holdco. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Response: The Company acknowledges the Staff’s comment and notes that it has revised the disclosure on page 145 of Submission No. 2 accordingly.

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements Note 2: Basis of Presentation, page F-9

16.
Please provide us with a detailed analysis under ASC 805-10-25-4 as to why NDB Operating is the accounting acquirer in the WaterBridge Combination.

Response: The Company acknowledges the Staff’s comment and respectfully submits the following analysis and discussion as it relates to the Company’s position concluding NDB Midstream is the accounting acquirer in the WaterBridge Combination. Please note that the Company has clarified under “Basis of Presentation” on page iii of Submission No. 2 that, while NDB Midstream is the accounting acquirer, it is a holding company with no material operations, assets or liabilities. Accordingly, NDB Operating is the Company’s accounting predecessor for financial reporting purposes and for purposes of the financial statement presentation in the Registration Statement. As it relates to determining the accounting acquirer, while the relative equity ownership has not been determined as of the date of this response letter, based on the relative fair values of NDB Midstream and WBEF, the Company expects the current owners of NDB Midstream to receive significantly greater equity ownership in the combined entity than the current owners of WBEF. Additionally, the Company considered ASC 805-10-55-12 through 55-15, which did not result in a determinative conclusion, when the business combination is effectuated through an exchange of equity interests and, accordingly, assessed the following factors for the combined entity:

May 30, 2025 Page 16

•
Terms of the exchange of equity interests. Pursuant to ASC 805-10-55-12(e), there is no weight given to this factor as there was no premium paid by either NDB Midstream or WBEF. Rather, the equity splits of the combined entity are based on the relative fair value of the equity interests in each of NDB Midstream and WBEF, respectively.
•
Relative voting rights. Following the WaterBridge Combination, decisions will be made by the board of directors of the combined entity. Five Point Infrastructure LLC will appoint a majority of the directors of the board of directors of the combined entity, and the equity interests in NDB Midstream and WBEF will not convey voting power in the combined entity. As neither NDB Midstream nor WBEF will be entitled to control the board of directors of the combined entity, relative voting rights of the entities was not a significant factor in this analysis.
•
Existence of a large minority voting interest. There are no large minority voting interests.
•
Composition of the governing body. As discussed above, following the WaterBridge Combination, the combined entity will be governed by a board of directors controlled by representatives of Five Point Infrastructure LLC. Neither NDB Midstream nor WBEF will have control of the governing body of the combined entity. Please see the discussion above in response to Comment 1 regarding the Company’s determination that the WaterBridge Combination is not a common control transaction and determination of the accounting acquirer in the WaterBridge Combination.
•
Composition of senior management. NDB Midstream and WBEF are both currently managed by the same senior management team and, following the WaterBridge Combination, the same individuals will continue to serve as the management team of the combined entity. Consequently, no weight was given to this factor in this analysis.
•
Relative sizes of the combining entities. The Company concluded that both NDB Midstream and WBEF are relatively the same size and neither entity is significantly larger than the other. Due to the capital-intensive nature of the operations of NDB Midstream and WBEF, the Company used property, plant, and equipment and intangible assets as the measures to assess relative size. As a result, the Company determined that, as of December 31, 2024, NDB Midstream would have constituted approximately 49%, and WBEF would have constituted approximately 51%, of the combined company. Furthermore, the Company also considered that, for the year ending December 31, 2025, expected capital expenditures for NDB Midstream and WBEF currently comprise approximately 51% and 49%, respectively, of the combined company’s expected capital expenditures on a pro forma basis.

Given the facts above, the Company determined that the most important factor in determining the accounting acquirer in the WaterBridge Combination is the relative equity ownership of the current owners of NDB Midstream and WBEF in the combined entity immediately following the WaterBridge Combination. While the relative equity ownership has not been determined as of the date of this comment response letter, based on the relative fair values of the entities, we expect the current owners of NDB Midstream to receive significantly greater equity ownership in the combined entity than the current owners of WBEF. Accordingly, the Company has concluded that NDB Midstream is the accounting acquirer in the WaterBridge Combination.

Financial Statements, page F-17

May 30, 2025 Page 17

17.
Please update Note 1. Organization and Nature of Operations on pages F-17 and F-42 to quantify Five Point’s ownership interest in WaterBridge NDB Operating LLC and WaterBridge Equity Finance LLC, respectively, as of the balance sheet date.

Response: The Company acknowledges the Staff’s comment and notes that it has revised Note 1. Organization and Nature of Operations on pages F-19 and F-58 of Submission No. 2 to quantify Five Point’s ownership interest in NDB Operating and WBEF.

Exhibits

18.
Please tell us what consideration you gave to filing the following agreements as exhibits:

•
Produced water facilities agreements with LandBridge
•
Supply water facilities agreement with Landbridge
•
Surface use agreement with LandBridge
•
Solids waste handling agreements and produced water offload agreements with Desert Environmental
•
Long-term strategic partnership agreement with Devon described on pages 2 and 10
•
Shared Services Agreement with LandBridge and Desert Environmental

Refer to Item 601(b)(2) and Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and notes that the Shared Services Agreement was filed as Exhibit 10.7 to Submission No. 1, and the produced water facilities agreements and the supply water facilities agreements with LandBridge have been filed with Submission No. 2 as Exhibits 10.8, 10.9 and 10.10, respectively.

The Company respectfully advises that it does not intend to file as exhibits either its surface use agreements with LandBridge or the solid waste handling agreements and produced water offload agreements with Desert Environmental based on the Company’s determination that those agreements are not sufficiently material in amount or significance to the Company’s operations to constitute a material contract that is required to be filed under Item 601 of Regulation S-K. The Company’s surface use agreements with LandBridge include several agreements that were entered into with an unaffiliated third party and subsequently assumed by LandBridge in December 2024. These agreements generally include a standard fee schedule and provisions for specified produced water management surface use activities in the ordinary course of business. For the three months ended March 31, 2025 and the year ended December 31, 2024, the Company paid approximately $0.3 million and $0.5 million, respectively, under these surface use agreements. Additionally, the Company’s solids waste handling agreements and produced water offload agreements with Desert Environmental were entered into in the ordinary course of business and include customary fees for such services within the Company’s areas of operation. As discussed on page 153 of Submission No. 2, for the years ended December 31, 2024 and 2023, the Company paid approximately $5.0 million and $1.9 million, respectively, in fees related to such solids waste handling agreements and received approximately $0.3 million and $0.1 million, respectively, in fees related to such produced

May 30, 2025 Page 18

water offload agreements. For the three months ended March 31, 2025 and 2024, the Company paid only $1.5 million and $0.8 million, respectively, in fees related to such solids waste handling agreements and received only $0.2 million and an immaterial amount, respectively, in fees related to such produced water offload agreements. Consequently, the Company does not consider such agreements to be material to the Company’s operations.

The Company respectfully advises the Staff that the “long-term strategic partnership” with Devon described in the Registration Statement is not a standalone contract but consists of Devon’s ownership interests in NDB Midstream, which are described on page 11 of Submission No. 2, and the commercial agreements with Devon that are described on pages 151-152 of Submission No. 2. The Company intends to update the Registration Statement in a future submission or filing to disclose Devon’s ownership interest in the Company and related voting rights following the WaterBridge Combination and the Corporate Reorganization . Please refer to our response to Comment 6 for an analysis of our commercial agreement with Devon.

General

19.
Throughout your filing you refer to WaterBridge Equity Finance LLC ("WBEF") and WaterBridge NDB Operating LLC ("NDB Operating") as predecessors. Please define and explain what "predecessors," "predecessors for accounting purposes," and "co-predecessor" signify and are meant to represent.

In addition, tell us what you expect to present as historical predecessor financial statements in future periodic filings, such as a Form 10-K. As an example, tell us which entity or entities will be presented as your historical financial statements as of and for the year ended December 31, 2024 in a future Form 10-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises that, when referring to the Company’s predecessors generally in the Registration Statement, the Company is referring to those entities to which the Company is a successor with respect to the business and assets of the Company following the WaterBridge Combination and the Corporate Reorganization.

Under Rule 405 of Regulation C, the term “predecessor” is defined as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” References in the Registration Statement to “predecessor” generally refer to NDB Operating, WBEF, and their respective predecessors, such as EnWater Solutions, when referring to the Company’s historical operations. With respect to historical financial information presented in the Registration Statement, references to “predecessor,” “predecessors for accounting purposes” and “co-predecessor” refer to NDB Operating and WBEF, as the dual accounting predecessors to the Company for the periods for which financial statements have been included in the Registration Statement.

As discussed in more detail in the response to Comment 1 above, the Company initially determined to present NDB Operating and WBEF as dual accounting predecessors of the Company in the Registration Statement for periods prior to the WaterBridge Combination, and further determined that NDB Midstream will be the accounting acquirer in the WaterBridge Combination and NDB Operating will be the accounting predecessor of the Company for periods following the WaterBridge Combination. As a result, in future periodic filings, the Company intends to present

May 30, 2025 Page 19

NDB Operating as the Company’s historical predecessor for any applicable comparative period purposes. Additionally, in the event the Company is required to file an Annual Report on Form 10-K for the year ending December 31, 2025, the Company expects to present WaterBridge Infrastructure LLC for the year ended December 31, 2025 and 2024, which would consist of combined operations of NDB Operating and WBEF from the date of the WaterBridge Combination, and NDB Operating as the accounting predecessor and accounting acquirer for periods prior to the date of the WaterBridge Combination. Additionally, the Company expects to also include audited financial statements for WBEF from January 1, 2025 to the date of the WaterBridge Combination and for the year ended December 31, 2024.

20.
Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

May 30, 2025 Page 20

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (713) 546-7486 or my colleague, Ryan J. Maierson, at (713) 546-7420.

Very truly yours,

/s/ Thomas G. Brandt

Thomas G. Brandt

of LATHAM & WATKINS LLP

cc: Harrison F. Bolling, WaterBridge Infrastructure LLC

Scott L. McNeely, WaterBridge Infrastructure LLC

Ryan J. Maierson, Latham & Watkins LLP